                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.      )*
                                            -----


                         FIRST CHICAGO NBD CORPORATION
                         -----------------------------
                                (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                  319 45 A 100
                                  ------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 319 45A 100                   13G                Page 2 of 5 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Chicago NBD Corporation 38-1984850
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            None except indirectly through one or more subsidiaires as reported herein. See Item 4.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            -0-

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            HC CO

------------------------------------------------------------------------------

Item 1(a).       Name of Issuer:
----------       --------------

                 First Chicago NBD Corporation (the "Company")

Item 1(b).       Address of Issuer's Principal Executive Offices:
----------       -----------------------------------------------

                 One First National Plaza
                 Chicago, Illinois 60670

Item 2(a).       Name of Person Filing:
----------       ---------------------

                 First Chicago NBD Corporation ("FCN").

Item 2(b).       Address of Principal Business Office:
----------       ------------------------------------

                 One First National Plaza
                 Chicago, Illinois 60670

Item 2(c).       Citizenship:
----------       -----------

                 FCN is a corporation organized under the laws of the state of Delaware.

Item 2(d).       Title of Class of Securities:
----------       ----------------------------

                 Common Stock (the "Common")

Item 2(e).       CUSIP Number
----------       ------------

                 319 45 A 10 0

Item 3.          Type of Person Filing:
-------          ---------------------

                 (g)  FCN is a Parent Holding Company in
                 accordance with Section 240.13d-1(b)(ii)(g).

Item 4.          Ownership:
-------          ---------

                 (a)-(b) FCN may be deemed to own shares of Common solely through its ownership of various banking subsidiaries, all meeting the definition of a "Bank" in section 3(a)(6) of the Act. These banking subsidiaries, in the aggregate, hold solely in a fiduciary capacity 20,976,577 shares of Common Stock of the Company, representing 6.61% of the Company's outstanding Common. None of the subsidiares, individually, constitutes a Reporting Person.

                 (c) The banking subsidiaries have sole voting power over 9,719,658 shares, shared voting power over 113,610 shares, sole disposition power over 13,386,466 shares and shared disposition power over 6,373,836 shares. Also see items 5 through 9 and item 11 on page two hereof.

Item 5.          Ownership of Five Percent or Less of a Class:
-------          --------------------------------------------

                 Not applicable.

Item 6.          Ownership of More Than Five Percent on Behalf of Another
-------          Person:
                 --------------------------------------------------------

                 Not applicable.

Item 7.          Identification and Classification of the Subsidiary Which
-------          Acquired the Security Being Reported On by the Parent Holding
                 Company:
                 -------------------------------------------------------------

                 Not applicable.

Item 8.          Identification and Classification of Member of the Group:
-------          ---------------------------------------------------------

                 Not applicable.

Item 9.          Notice of Dissolution of Group:
-------          ------------------------------

                 Not applicable.

Item 10.         Certification:
--------         -------------

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Disclaimer
----------

   First Chicago NBD Corporation expressly declares that the filing of this statement shall not be construed as an admission that First Chicago NBD Corporation, is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

 Signature:
 ----------

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1996

                                           FIRST CHICAGO NBD CORPORATION


                                                /s/ M. Eileen Kennedy
                                           By:  __________________________

                                                M. Eileen Kennedy
                                                Senior Vice President and
                                                Treasurer